UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mimvi, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

60249A102

(CUSIP Number)

Benjamin Padnos

221 34th Street

Manhattan Beach, CA 90266

(310)546-3633

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60249A102

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Benjamin Padnos

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3 of this Schedule 13D)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 8,338,709[1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 8,338,709

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person....8,338,709

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.2%. The percentage is calculated using 115,608,543 outstanding shares of the Issuer’s Common Stock as of July 17, 2013

14.	Type of Reporting Person (See Instructions) IN

1 Consists of 6,600,000 restricted shares of Issuer’s Common Stock, $0.001 par value (the “Common Stock”) (120,000 of which will become issuable on July 31, 2013), 138,709 registered shares of Common Stock (60,000 of which will become issuable on July 31, 2013), a stock option to purchase up to 1,000,000 shares of registered Common Stock at an exercise price of $0.15 per share, and a warrant to purchase 600,000 shares of unregistered Common Stock at an exercise price of $0.25 per share.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of Mimvi, Inc., whose principal executive office is located at 440 Wolfe Road, Sunnyvale, CA 94085 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Benjamin Padnos (the “Reporting Person”).

(b) The business address of the Reporting Person is 221 34th Street, Manhattan Beach, CA 90266.

(c) The Reporting Person is a consultant of the Issuer.

(d) No.

(e) No.

(f) U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration.

On July 15, 2013 the Reporting Person received a gift of 6,000,000 restricted shares of Issuer’s Common Stock. The Reporting person acquired the remainder of his holdings as consideration under that certain Consulting Agreement by and between the Reporting Person and the Issuer dated as of March 1, 2013, as amended, for consulting services rendered by the Reporting Person (the “Consulting Agreement”).

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns or has the right to acquire up to 8,338,709 shares of Common Stock, representing 7.2% of the outstanding shares of Common Stock of the Issuer (based upon 115,608,543 shares of Common Stock issued and outstanding as of July 17, 2013).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition of 8,338,709 shares of the Common Stock of the Issuer.

(c) The Reporting Person acquired 6,000,000 of Common Stock as a gift on July 15, 2013 and acquired the remainder of his holdings from the Issuer pursuant to the Consulting Agreement between March 31, 2013 and July 31, 2013.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of Reporting Person’s holdings in the Issuer, as set forth below.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2013

/s/ Benjamin Padnos

Benjamin Padnos